Guidance Securities, LLC

**Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934
As of and for the year ended December 31, 2021**

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SEC FILE NUMBER
8-65377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Guidance Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11107 Sunset Hills Road, 2nd Floor
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Gainor	703-885-0824	tom.gainor@guidanceresidential.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

655 New York Ave NW	Washington	DC	20001
(Address)	(City)	(State)	(Zip Code)

10-20-2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas Gainor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guidance Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

CARLA M. SOLINSKY
NOTARY PUBLIC • REG. # 7561880
Commonwealth of Virginia
My Commission Expires 10/31/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Supplemental Information

GUIDANCE SECURITIES, LLC
EXEMPTION REPORT

Guidance Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund underwriting and private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) from January 1, 2021 to December 31, 2021 without exception.

Guidance Securities, LLC

I, Thomas Gainor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____*Thomas Gainor*_____

Thomas Gainor, President

Date: Feb. 8, 2022



Report of Independent Registered Public Accounting Firm

To the Management of Guidance Securities, LLC:

We have reviewed Guidance Securities, LLC's assertions, included in the accompanying Guidance Securities, LLC Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund underwriting and private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2021 to December 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the period January 1, 2021 to December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Washington, D.C.
February 25, 2022

PricewaterhouseCoopers LLP, 655 New York Ave NW, Washington, DC 20001
T: (202) 414 1000, www.pwc.com/us



Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Member of Guidance Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Guidance Securities, LLC (the "Company") as of December 31, 2021, and the related statements of operations, member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I ("Computation of Net Capital") and Schedule II ("Computation for Determination of Reserve Requirements") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I ("Computation of Net Capital") and Schedule II ("Computation for Determination of Reserve Requirements") are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 655 New York Ave NW, Washington, DC 20001
T: (202) 414 1000, www.pwc.com/us



Emphasis of Matter

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC, which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 4 of the financial statements, the Company has transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the company operated independently.

PricewaterhouseCoopers LLP

Washington, D.C.
February 25, 2022

We have served as the Company's auditor since 2003.

GUIDANCE SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2021

		2021
Assets		
Cash	$	16,625
Accounts receivable		330
Prepaid expenses		666
Deposits		1,585
Total assets	$	19,206
Liabilities and member's equity		
Accounts payable	$	1,438
Accrued expenses		1,737
Total liabilities		3,175
Commitment and contingencies (Note 5)		-
Member's equity		
Member's equity		409,500
Accumulated deficit		(393,469)
Total member's equity		16,031
Total liabilities and member's equity	$	19,206

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Operations
For the year ended December 31, 2021

		2021
Revenue		
Total revenue	$	-
Expenses		
Professional fees		28,437
Other operating expenses		4,652
Total expenses		33,089
Net loss	$	(33,089)

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Member's Equity
For the year ended December 31, 2021

	Member's Equity		Accumulated Deficit		Total Member's Equity	
Balance at December 31, 2020	$	369,500	$	(360,380)	$	9,120
Capital contributions		40,000		-		40,000
Net loss		-		(33,089)		(33,089)
Balance at December 31, 2021	$	409,500	$	(393,469)	$	16,031

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2021

	2021
Cash flows from operating activities	
Net loss	$ (33,089)
Adjustments to reconcile net loss to net cash used for operating activities:	
(Increase) decrease in:	
Accounts receivable	(330)
Deposits	326
Increase (decrease) in:	
Accrued expenses	(2,500)
Net cash used in operating activities	(35,593)
Cash flows from financing activities	
Contribution from member	40,000
Net cash provided by financing activities	40,000
Net increase in cash and cash equivalents	4,407
Cash and cash equivalents, beginning of year	12,218
Cash and cash equivalents, end of year	$ 16,626

The accompanying notes are an integral part of these financial statements.

1. Organization

Guidance Securities, LLC (the "Company") is headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute financial products and services to certain investors in the United States.

The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is dependent upon borrowings and capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which will be advised by another affiliate, Guidance Investments, LLC. As of and for the year ended December 31, 2021 the Company did not carry securities accounts for customers or perform custodial functions relating to customer activities.

2. Significant Accounting Policies

The accounting and reporting policies at the Company conform to accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Cash
Cash consists of deposits with banks with a maturity of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its member.

Deposits
Deposits consist of amounts deposited with FINRA. These deposits may be drawn down from time to time by FINRA in satisfaction of license and other Company expenses owed to them.

Income taxes

The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all federal and state income tax liabilities and/or tax benefits are passed through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company's profits and losses, the tax liability of the member could be changed accordingly.

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

At December 31, 2021, the Company had net capital of $13,450 which was $8,450 in excess of its required capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.24:1.

4.   **Related-Party Transactions**

The Company is a member of a group of affiliated entities. Certain employees of the Parent have been authorized to act for and on behalf of the Company as may be necessary to carry out its functions.

The Company is dependent upon borrowings and capital contributions from the Parent to fund operating activities. In 2021, the Company received $40,000 in capital contributions from the Parent, classified in member's equity on the balance sheet.

The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for certain indirect expenses incurred by the Company. Such expenses include, but are not limited to, salaries, related benefits, payroll taxes, rent, utilities, equipment, furniture and fixtures, postage, and general office expenses. The Company is responsible for FINRA registration fees, annual audit fees, FINRA assessment, SIPC assessment, and any other expenses that relate solely and entirely to the Company.

5.   **Commitments and Contingencies**

There were no material commitments or contingencies as of and for the year ended December 31, 2021.

6.   **Subsequent Events**

For purposes of these financial statements, subsequent events have been evaluated from January 1, 2022 through February 25, 2022, which is the date that the financial statements were available to be issued. During this period the Company did not identify any material recognizable subsequent events.

Supplemental Information

GUIDANCE SECURITIES, LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

	2021
Total aggregate indebtedness	$ 3,175
Net capital:	
Total member's equity	$ 16,031
Non-allowable assets:	
Accounts receivable	(330)
Prepaid expenses	(666)
Deposits	(1,585)
Net capital	$ 13,450
Ratio of aggregate indebtedness to net capital	0.24:1
Computation of basis net capital requirement:	
Minimum net capital required	
(6.67% of aggregate indebtedness)	$ 212
Minimum dollar net capital required	
for introducing broker-dealer	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 8,450

GUIDANCE SECURITIES, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2021

Schedule II

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) from January 1, 2021 to December 31, 2021 without exception.